Exhibit 3

VOTING AGREEMENT

This Voting Agreement (the “Agreement”) is made and entered into as of May 2, 2003, by and among GHP Acquisition Corp., a Delaware corporation (“Buyer”), and the undersigned stockholder (the “Stockholder”) of IGN Entertainment, Inc., a Delaware (“Seller”).

RECITALS

A. Concurrently with the execution of this Agreement, Buyer and Seller have entered into an Agreement and Plan of Merger (the “Merger Agreement”), which provides for the merger (the “Merger”) of Buyer with and into Seller. Pursuant to the Merger Agreement, Seller Common Shares (as defined in the Merger Agreement) will be converted into the right to receive cash, on the basis described in the Merger Agreement.

B. The Stockholder is the owner, beneficially or of record, and has either sole or shared voting power of such number of outstanding Seller Common Shares as is indicated on the final page of this Agreement (the “Shares”).

C. Buyer desires the Stockholder to agree, and the Stockholder is willing to agree, not to transfer or otherwise dispose of any of the Shares or New Shares (as defined in Section 1.2 below), and to vote the Shares and New Shares in a manner so as to facilitate consummation of the Merger, as provided herein.

NOW, THEREFORE, intending to be legally bound, the parties agree as follows:

1. Agreement to Retain Shares.

1.1 Transfer and Encumbrance. Other than as provided herein, until the Expiration Date (as defined below), Stockholder shall not hereafter (a) sell, tender, transfer, pledge, encumber, assign or otherwise dispose of any of the Shares or New Shares, (b) deposit any Shares or New Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or New Shares or grant any proxy or power of attorney with respect thereto, (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, transfer, pledge, encumbrance, assignment or other disposition of any Shares or New Shares, or (d) take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling Stockholder from performing Stockholder’s obligations under this Agreement. As used herein, the term “Expiration Date” shall mean the earlier to occur of (i) the Effective Time (as defined in the Merger Agreement), and (ii) such date and time as the Merger Agreement shall be terminated pursuant to Article 9 thereof.

1.2 Additional Purchases. Stockholder agrees that any capital shares of Seller that Stockholder purchases or with respect to which Stockholder otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the Expiration Date, including, but not limited to, any Seller Common Shares resulting from Stockholder’s exercise of any Seller Options (as defined in the Merger Agreement) (the “New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.

2. Agreement to Vote Shares. Hereafter until the Expiration Date, at every meeting of the stockholders of Seller called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Seller with respect to any of the following matters, Stockholder shall vote the Shares and any New Shares: (i) in favor of approval and adoption of the Merger Agreement and the Merger and any matter necessary for consummation of the Merger; and (ii) against (x) approval of any Acquisition Proposal (as defined in the Merger Agreement) and (y) any proposal for any action or agreement that would reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation or agreement of Seller under the Merger Agreement or which would reasonably be expected to result in any of the conditions of Seller’ obligations under the Merger Agreement not being fulfilled, and (z) any action which would reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect consummation of the transactions contemplated by the Merger Agreement.

3. Irrevocable Proxy. By execution of this Agreement, Stockholder does hereby appoint and constitute Buyer and the Chief Executive Officer and President of Buyer, in their respective capacities as officers of Buyer and any individual who shall hereafter succeed to any such office of Buyer and any other designee of Buyer, and each of them individually, until the Expiration Date, with full power of substitution and resubstitution, as Stockholder’s true and lawful attorneys-in-fact and irrevocable proxies, to the full extent of the undersigned’s rights with respect to the Shares and any New Shares, to vote each of such Shares and New Shares solely with respect to the matters set forth in Section 2 hereof. Stockholder intends this proxy to be irrevocable and coupled with an interest hereafter until the Expiration Date and hereby revokes any proxy previously granted by Stockholder with respect to the Shares or New Shares.

4. Representations, Warranties and Covenants of Stockholder. Stockholder hereby represents, warrants and covenants to Buyer as follows:

4.1 Due Authority. Stockholder has full power and authority to execute and deliver this Agreement and to perform his or her obligations hereunder. This Agreement has been duly executed and delivered by or on behalf of Stockholder and constitutes a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.2 No Conflict; Consents.

(a) The execution and delivery of this Agreement by Stockholder do not, and the performance by Stockholder of the obligations under this Agreement and the compliance by Stockholder with any provisions hereof do not and will not: (i) conflict with or violate in any material respect any law, statute, rule, regulation, order, writ, judgment or decree applicable to

Stockholder or the Shares, or (ii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Stockholder is a party or by which Stockholder or the Shares are bound.

(b) The execution and delivery of this Agreement by Stockholder do not, and the performance of this Agreement by Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority by Stockholder except for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, could not prevent or delay the performance by Stockholder of his or her obligations under this Agreement in any material respect.

4.3 Ownership of Shares. Stockholder has either sole or shared voting power over all of the Shares, which at the date hereof are, and along with all New Shares at all times up until the Expiration Date will be, free and clear of any liens, claims, options, charges, proxies or voting restrictions or other encumbrances, other than any liens, claims, options, charges, proxies or voting restrictions imposed by this Agreement.

4.4 No Solicitations. Hereafter until the Expiration Date, Stockholder shall not: (i) directly or indirectly, invite, initiate, solicit, encourage or facilitate (including by way of furnishing nonpublic information or assistance) any inquiries, proposals, discussions or negotiations or the making or implementation of any proposal or offer with respect to, or that may reasonably be expected to lead to, any direct or indirect Acquisition Proposal, or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Third Party (as defined in the Merger Agreement) with respect to, or that may reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into any agreement with respect to an Acquisition Proposal, (iii) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an Acquisition Proposal, (iv) initiate a stockholders’ vote or action by consent of Seller’ stockholders with respect to an Acquisition Proposal, or (v) become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of Seller that takes any action in support of an Acquisition Proposal; provided, however, that the provisions of this Section 4.4 shall not prohibit the Stockholder from taking any actions at the express direction of the Board of Directors which actions are consistent with and not in violation of Section 7.1 of the Merger Agreement.

5. No Limitation on Discretion as Director. Notwithstanding anything herein to the contrary, the covenants and agreements set forth herein shall not prevent Stockholder, if Stockholder is serving on the Board of Directors of Seller, from exercising his or her duties and obligations as a director of Seller or otherwise taking any action, subject to the applicable provisions of the Merger Agreement, while acting in such capacity as a director of Seller.

6. Additional Documents. Stockholder hereby covenants and agrees to execute and deliver any additional documents necessary, in the reasonable opinion of Buyer, to carry out the intent of this Agreement.

7. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date.

8. Miscellaneous.

8.1 Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

8.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided, however, that Buyer shall not assign this Agreement or any of its rights hereunder to any other person or entity without the prior written consent of the Stockholder.

8.3 Amendments and Modifications. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

8.4 Specific Performance; Injunctive Relief. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in any state or federal court in the State of Delaware, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

8.5 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and sufficient if delivered in person, by cable, telegram or facsimile (with confirmation of receipt), or sent by mail (registered or certified mail, postage prepaid, return receipt requested) or overnight courier (prepaid) to the respective parties as follows:

If to Buyer:

GHP Acquisition Corp.

c/o Great Hill Partners

1 Liberty Square

Boston, MA 02109

Fax No. (617) 790-9401

Attention: Christopher S. Gaffney

with a copy to:

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

Fax No. (617) 523-1231

Attention: David F. Dietz, P.C.

                  John T. Haggerty, Esq.

If to the Stockholder: To the address for notice set forth on the last page hereof with a copy to:

Cooley Godward LLP

3175 Hanover Street

Palo Alto, CA 94304-1130

Fax No. (650) 849-7400

Attention: Craig E. Dauchy, Esq.

or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective upon receipt.

8.6 Governing Law; Jurisdiction and Venue. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware without regard to its rules of conflict of laws. The parties hereto hereby irrevocably and unconditionally consent to and submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America located in such state (the “Delaware Courts”) for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agree not to commence any litigation relating thereto except in such courts), waive any objection to the laying of venue of any such litigation in the Delaware Courts and agree not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum.

8.7 Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

8.8 Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

8.9 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction of interpretation of this Agreement.

8.10 No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (i) the Merger Agreement is executed by all parties thereto, and (ii) this Agreement is executed by all parties hereto.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date and year first above written.

GHP ACQUISITION CORP.

By:	/s/ CHRISTOPHER S. GAFFNEY
Name:	Christopher S. Gaffney
Title:	President

STOCKHOLDER:

By:	/s/ CHRISTOPHER ANDERSON
Christopher Anderson

Stockholder’s Address for Notice:

P. O. Box 620952
Woodside, CA 94062

Shares:

832,758	Common Shares of Seller
with sole voting power

Common Shares of Seller
with shared voting power

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